Exhibit 99.138

Racing heroes set for Legends Trophy at Indianapolis on Memorial Day weekend

●	The Race All-Star Series powered by ROKiT Phones set to race on the famed Indianapolis 2.5-mile oval
●	Indianapolis 500 winners Emerson Fittipaldi, Juan Pablo Montoya, Helio Castroneves, Gil de Ferran, Dario Franchitti and Tony Kanaan return
●	Formula 1, 24 Hours of Le Mans and World Rally Championship stars to race at Indy for the first time virtually
●	ESPN2 to show the Torque Esports-created race live in US

INDIANAPOLIS, IN (Wednesday, May 13, 2020) – Some of the biggest names in world motorsport, including star drivers who have 12 Indianapolis 500 wins between them, are set to race virtually at the Indianapolis Motor Speedway on Saturday, May 23.

The popular Legends Trophy stars from The Race All-Star Esports Series powered by ROKiT Phones will compete on the American Memorial Day weekend with Indianapolis 500 winners Fittipaldi (1989 and 1983), Montoya (2000 and 2015), Castroneves (2001, 2002 and 2009), de Ferran (2003), Franchitti (2007, 2010 and 2012), and Kanaan (2013) leading the pack.

While the real venue will remain idle over the Memorial Day weekend, the action from the virtual rFactor 2 version will be fierce with a number of major stars competing on the Indianapolis oval for the first time in the event created by Torque Esports (OTCQB: MLLLF) (TSXV: GAME).

2009 Formula 1 World Champion Jenson Button plus fellow ex-Formula 1 racers Mika Salo, Jan Magnussen, David Brabham, Emanuele Pirro, and Vitantonio Liuzzi will race at Indy for the first time.

The field also includes more former INDYCAR/Champ Car stars including Max Papis (who also drove in Formula 1), Bryan Herta (a two-time Indy 500 winner as a team owner), Adrián Fernández, Mario Dominguez, Michel Jourdain Jr., Oriol Servia and Tiago Monteiro.

Monteiro’s touring car rivals Tom Coronel, Jason Plato, and three-time WTCC champion Andy Priaulx will compete along with World Rally Championship title winner Petter Solberg and Le Mans ace Darren Turner.

“I’m excited about heading to the Indianapolis Motor Speedway with the Legends Trophy,” Franchitti said.

“It’s a place that changed my life forever by virtue of my three Indy 500 victories. While the rewards are brilliant, the pressure and stress to perform and make no mistakes at the speedway can be intense.”

“It is definitely the ultimate motor racing high-wire act without a safety net. This virtual return will be ultra-competitive going against my pals, but definitely less stressful if something goes awry. I’ve sipped the real milk but some virtual milk would taste pretty good winning against these legendary names from so many disciplines of the sport.”

The incredible star-studded line-up includes:

●	12 x Indy 500 wins. 9 INDYCAR titles, 2,320 starts, 148 wins, 169 poles
●	7 x F1 World Championships. 1,103 starts, 89 wins, 84 poles
●	18 Le Mans wins, 3 x WTCC titles, 2 x World Rallycross Championships and 1 x World Rally Championship crown

Button raced in Formula 1 on seven occasions in Indianapolis, but the May 23 Indianapolis race will be his first chance to race – albeit virtually – on the Indianapolis Oval.

“I always said I wouldn’t race on ovals, but here I am competing against some of the best in the business at Indianapolis,” Button said.

“The Legends Trophy has been a lot of fun to race against great friends and rivals and guys I wished I had had the chance to compete against. Now racing on the oval will be another great challenge, and I’m really looking forward to it.”

The Indianapolis event will be the fourth round of season two of The Race All-Star Series, which also includes separate events for modern-day racers – the Pro Cup – and the world’s top esports racers – the Sim Masters.

The race will be seen live on ESPN2 in the US; in the UK on Eurosport; across Europe on Eurosport’s social media and digital platforms and online on The-Race.com/YouTube. Highlights will also be distributed to 71 international networks with a global reach of more than 610 million homes.

“The original event for The Race All-Star Esports Series went from concept to reality in only 72 hours, and we quickly started attracting these incredible legends who were looking for the opportunity to race virtually,” series founder Darren Cox said.

“After we launched our first exclusive Legends Trophy event, we’ve been astounded by the number of racing superstars who were keen to compete. Not only has the racing been fantastic, but the camaraderie between these drivers has been just brilliant.”

“With so many Indianapolis 500 legends in the field, it made perfect sense for us to compete on the Memorial Day weekend. Everyone is disappointed that this amazing venue is quiet during the month of May this year, but the chance for fans to watch Fittipaldi, Montoya, Castroneves, de Ferran, Franchitti, Kanaan and more compete on ESPN2, Eurosport, YouTube and more is just too good to be true.”

The Race All-Star Series powered by ROKiT Phones was created by Torque Esports, which expanded on Monday with the acquisition of Frankly Inc. and WinView, Inc. The soon-to-be-renamed company – Engine Media Holdings, Inc – will be at the forefront of esports, news streaming, and sports gaming across multiple media platforms.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

About Engine Media Holdings, Inc.

Engine Media is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. The company will generate revenue through a combination of: direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships; as well as intellectual property licensing fees. To date, the combined companies have clients comprised of more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

More About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games, which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by Torque’s wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, another Torque wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG Media Ltd., has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com

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